Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated March 17, 2025

to

Prospectus dated April 12, 2024

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 12, 2024 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of April 1, 2025;

•	to disclose the calculation of our February 28, 2025 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business;

•	to provide updates regarding our financing arrangements;

•	to disclose the reallocation of shares in this offering from the primary offering to the distribution reinvestment plan;

•	to disclose updates to our Class I RSU Agreement;

•	to disclose updates related to our valuation guidelines;

•	to provide an update regarding a change in management; and

•	to provide an update to the status of our current public offering.

April 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2025 (and repurchases as of March 31, 2025) is as follows:

Transaction Price (per share)
Class S	$24.9672
Class T	$24.7254
Class D	$24.7813
Class M	$24.8336
Class I	$24.0699
Class F*	$25.2770
Class Y*	$24.0388

*We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The April 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2025. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since February 28, 2025 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

February 28, 2025 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for February 28, 2025.

The following table provides a breakdown of the major components of our total NAV as of February 28, 2025 (dollar amounts in thousands):

Components of NAV	February 28, 2025
Loans receivable	$7,496,400
Investment in real estate	573,490
Mortgage-backed securities held-to-maturity	161,494
Mortgage-backed securities, at fair value	426,566
Cash and cash equivalents	211,220
Restricted cash	30,096
Other assets	123,413
Collateralized loan obligation, net of deferred financing costs	(3,290,309)
Repurchase agreements payable, net of deferred financing costs	(1,533,458)
Credit facility payable, net of deferred financing costs	(988,643)
Mortgage note, net of deferred financing costs	(124,501)
Accrued stockholder servicing fees(1)	(1,651)
Other liabilities	(90,747)
Net asset value	$2,993,370
Number of outstanding shares	121,705,484

(1)	Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of February 28, 2025, we accrued under GAAP $98,287 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of February 28, 2025 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,640,792	$20,549	$10,857	$105,503	$1,176,824	$18,564	$20,281	$2,993,370
Number of outstanding shares	65,717,938	831,093	438,098	4,248,382	48,891,893	734,422	843,658	121,705,484
NAV per Share as of February 28, 2025	$24.9672	$24.7254	$24.7813	$24.8336	$24.0699	$25.2770	$24.0388

Market update

Treasury yields declined across the curve as a range of softening data (consumer spending, purchasing manager’s index and investor sentiment) raised concerns that economic growth is slowing. The long-end of the curve led the decline as the 10-year Treasury fell -33bps during February, to 4.21%, while the two-year yield declined -22bps, ending the month at 3.99%. Against this backdrop, the Bloomberg U.S. Aggregate Index returned 2.2% in February. However, the Agg has generated a negative return (-0.5%) over the last five years amid significant interest rate volatility.

Following three months of steady improvement, CRE transaction volume fell in January while property prices continued to rise.

•	Annual CRE transaction volume declined -14% in January, driven primarily by an idiosyncratic monthly decline in multi-property portfolio transactions. Individual property sales, the bedrock of the CRE market, were flat compared to a year earlier.[1]
•	Meanwhile, property prices continued to rise. The RCA CPPI National All-Property Index posted its first positive annual return (+0.30%) since October 2022, driven primarily by solid price gains in the retail (+5.0%) and industrial (+3.4%) sectors in January.[1]

Against this backdrop, market participants remain confident the CRE market will improve driven by healthy market fundamentals.

•	The CREFC CRE Sentiment Index, a quarterly survey of market participants that tracks shifts in CRE market conditions, has methodically improved from its nadir in Q3 2022 to an eight-year high as of Q4 2024.

Fundamentals across most property types remain strong, with supply and demand reaching equilibrium. In some cases, demand now exceeds supply.

•	This is most evident in the industrial and multifamily sectors, where properties built during the low-rate era of 2021 and early 2022 drove a surge in supply over the last two years, leading to moderating rent growth.
•	After the brief construction boom, completions in the multifamily and industrial sectors will plunge in 2025 as higher rates depleted the new construction pipeline. Meanwhile, supply growth in the retail and office sectors remains essentially nonexistent.

We believe the lack of new supply, combined with a healthy U.S. economy and strong demand for space, will promote a meaningful improvement in rent growth across most sectors and allow property owners the opportunity to drive strong income growth once again.

Against this backdrop within a higher-for-longer rate environment, we view 2025 as the beginning of a new CRE cycle in which income is once again a larger driver of return compared to price appreciation. Higher rates divert income from property owners to lenders, creating a favorable backdrop for FS Credit REIT to provide financing to CRE borrowers at attractive yields.

Performance update

FS Credit REIT generated positive total returns across all share classes in February.

Distributions paid during the month positively contributed to performance, while costs incurred with the refinancing of a borrowing facility coupled with unrealized depreciation across select equity positions detracted from performance. As a result, FS Credit REIT’s net asset value (NAV) declined by approximately $0.13 per share across all share classes in February.

1 MSCI Real Capital Analytics, as of January 2025, latest data available.

While the refinancing resulted in NAV depreciation of approximately $0.07 per share, we believe it provides significant near- and long-term benefits, including reducing the portfolio’s weighted average cost of borrowing, extending the maturity of our non-mark-to-market borrowings, and increasing our total borrowing capacity, which can be deployed into our strong investment pipeline. Collectively, the properties in our equity portfolio generate positive cash flow, providing modest income to support the distribution in the near-term. We remain focused on refinancing or exiting these properties in a manner that we believe best preserves shareholder value.

FS Credit REIT has delivered 59 consecutive months of positive total returns across varying macroeconomic conditions and financial markets including a highly volatile rate environment. We met 100% of repurchase requests in February.

The current annualized distribution rate is 7.67% for Class I shares, 7.15% for Class D shares, 7.14% for Class M shares, 6.55% for Class S shares and 6.61% for Class T shares, based on the April 1, 2024 transaction price.

•	The tax equivalent distribution rate is 8.57% for Class I shares, 7.99% for Class D shares, 7.98% for Class M shares, 7.32% for Class S shares and 7.39% for Class T shares, based on the April 1, 2024 transaction price.[2]

Following 100 basis points of Fed rate cuts in the current rate cutting cycle, FS Credit REIT’s level of excess income over short-term rates has materially grown on a nominal and real basis.

•	Based on the Class I share, FS Credit REIT’s annualized distribution rate of 7.67% is 337 basis points above 3-month Treasury bills (T-bills) on a nominal and real yield basis.[3]
•	FS Credit REIT’s tax-equivalent annualized distribution rate is 427bps over 3-month T-bills, or 3.8x higher compared to T-bills when comparing real yields/distribution rates.

Investment activity

We closed on $369.6 million in loans in February, backed by a mix of hospitality, multifamily and industrial properties. Among them was a 90 million loan collateralized by an ultra-luxury hotel in the Nomad neighborhood of New York City, an area adjacent to Madison Square Park with strong demand drivers and historically low supply. The hotel is split across a fully renovated 23-key property comprised entirely of suites and a newly constructed 21-story building featuring 129 keys. The property features a 3,500 SF ballroom as well as 5 separate food and beverage outlets

Portfolio highlights

As of February 29, 2025, the portfolio was weighted to multifamily (52%), followed by hospitality (14%) and industrial (11%).

•	The portfolio’s allocation reflects our view these sectors are well-positioned to benefit from long-term structural trends such as the record-high cost of homeownership (multifamily), strong demand for business and leisure travel (hospitality), and continued demand for technologically advanced warehouse space (industrial).

2 Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.57% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.67% under the new tax law. The distribution rates quoted assume a 37% tax bracket.

3 Three-month T-bill yield as of March 14, 2025.

Assets on nonaccrual represented 2.94% of the portfolio as of February 28, 2025.

We believe the portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:

•	Debt-focused nature of our strategy, as we believe forward returns in commercial real estate will largely be driven by income generation and property cash flows compared to price appreciation.
•	Relative level of income above cash yields. While our distribution rate is influenced by the level and direction of short-term rates, we take a long-term approach to setting our distribution. Our distribution policy considers the forward secured overnight financing rate (SOFR) curve, our borrowings, the pace of our capital raise, the expected timing of potential new originations as well as paydowns and prepayments, among other factors. Our distributions have not historically adjusted in lockstep with changes in interest rates.
•	Available liquidity for new investments. While many traditional lenders and peers are constrained in making new loans, we have maintained a strong liquidity profile which—when combined with proceeds from our continuous offering, and the natural turnover of the portfolio—allows us to remain a capital provider.
•	Continued strong performance of portfolio. FS Credit REIT has generated positive total returns in 84 out of 86 months; its largest monthly drawdown was just -0.27% in March 2020.
•	High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority. They are first to be paid from rental income and are last to absorb losses if property values decline.
•	Deep experience of FS Investments and Rialto managing through CRE market cycles. We continue to monitor the portfolio and are proactively engaged with our borrowers. We remain focused on reducing the modest level of loans on nonaccrual in the portfolio and maximizing shareholder value for the select number of foreclosed properties.
•	Geographically diversified composition of our $9.0 billion portfolio, weighted to multifamily properties.
•	The long-term nature of our borrowings, as approximately 89% of FS Credit REIT’s borrowings are financed through match-term, non-mark-to-market facilities, which help reduce the portfolio’s volatility amid a changing rate environment, manage risk and drive returns.

Financing Arrangements

BB-1 Eighth Amendment to Master Repurchase Agreement

On February 21, 2025, FS CREIT Finance BB-1 LLC (“BB-1”), our indirect wholly owned special-purpose financing subsidiary, entered into an Eighth Amendment to Master Repurchase Agreement, or Eighth Amendment, amending that certain Master Repurchase Agreement dated as of February 22, 2021 with Barclays Bank PLC, or Barclays, as purchaser. The Eighth Amendment provides for, among other things, an extension of the availability period from February 21, 2025, to May 22, 2025.

Master Repurchase Agreement

On February 14, 2025, FS CREIT Finance CB-1 LLC (“CB-1”), our indirect wholly owned special-purpose financing subsidiary, entered into a Master Repurchase Agreement (the “Repurchase Agreement,” and together with the related transaction documents, the “Facility”), as seller, with Citibank, N.A., as buyer (the “Buyer”), to finance the acquisition and origination of whole, performing and non-performing mortgage loans, senior interests and mortgage notes secured by a first lien on stabilized multifamily, manufactured housing, student housing, retail, industrial, office, self-storage, data center, parking garage and/or hospitality properties (collectively, “Eligible Assets”).

Three pools of assets are expected to be funded, which fundings are expected to occur on or about February 19, 2025, and February 20, 2025. Buyer has agreed, in its sole discretion, to fund future advances on each pool of assets upon satisfaction of the conditions precedent set forth in the transaction documents. The maximum amount of financing available under the Facility is up to $758,381,491 (comprised of an expected approximately $120,000,000 sale for the first pool and an expected approximately $600,000,000 sale for the second and third pools, plus future funding requirements for several of the assets to be financed under this Facility).

All assets pledged to the Facility are required to be repurchased no later than September 9, 2028, or such earlier date based on the maturity date of the related asset, and subject to certain terms set forth in the transaction documents.

In connection with the Repurchase Agreement, we entered into a Guaranty (the “Guaranty”) pursuant to which we guarantee of the prompt and complete payment and performance of the guaranteed obligations when due under the Facility, subject to limitations specified therein. The Guaranty may become full recourse to us upon the occurrence of certain events, including the commencement of a bankruptcy action with respect to our Company or CB-1.

The Repurchase Agreement and Guaranty contain representations, warranties, covenants, events of default and indemnities that are customary for agreements of their type. In addition, we are required (i) to maintain our adjusted tangible net worth at an amount not less than the greater of either (a) 75% of the net cash proceeds of any equity issuance by us minus 75% of the amounts expended for equity redemptions or repurchases by us and (b) 75% if the then-current Facility amount; (ii) to maintain an EBITDA to interest expense ratio not less than 1.40 to 1.00; (iii) to maintain a total indebtedness to tangible net worth ratio of less than 3.50 to 1.00; and (iv) to maintain minimum liquidity at not less than the greater of (x) $15,000,000 and (y) 5% of the aggregate amount outstanding under the Facility.

Each transaction under the Facility to finance Eligible Assets will have its own specific terms, such as identification of the assets subject to the transaction, sale price, repurchase price and rate. In addition, any term of the Facility or the Guaranty may be amended in connection with any transaction.

CLO Transaction

On February 19, 2025 (the “CLO Closing Date”), we issued a collateralized loan obligation (the “CLO”) through our subsidiary real estate investment trust, FS Rialto Sub-REIT LLC (“Sub-REIT”), and a wholly-owned subsidiary of Sub-REIT, FS Rialto 2025-FL10 Issuer, LLC, a newly-formed Delaware limited liability company, as issuer (the “CLO Issuer”).

On the CLO Closing Date, the CLO Issuer issued six classes of offered notes, the Class A Notes, the Class A-S Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes (the “Offered Notes”), and an additional three classes of non-offered notes, the Class F Notes, the Class G Notes and the Class H Notes (together with the Offered Notes, the “Notes”; all classes of Notes other than the Class H Notes are referred to collectively herein as the “Secured Notes”), each in the principal amount and having the characteristics and designations set forth in the table and description below.

The CLO Issuer issued the Notes pursuant to the terms of an indenture, dated as of February 19, 2025 (the “Indenture”), by and among the CLO Issuer, our Company, as advancing agent (in such capacity, the “Advancing Agent”), Wilmington Trust, National Association, as trustee (the “Trustee”), and Computershare Trust Company, National Association, as note administrator (in such capacity, the “Note Administrator”) and custodian. The Note Administrator will also act as paying agent, calculation agent, transfer agent, backup advancing agent and notes registrar for the CLO Issuer. We will serve as the collateral manager for the CLO Issuer.

Class of Notes	Principal Balance	Percentage of the Aggregate Principal Balance of all Notes	Ratings (Moody’s / Fitch)	Initial Weighted Average Life of Notes(1)	Fully Extended Weighted Average Life of Notes(2)
Class A Notes	$579,867,000	56.750%	Aaa(sf) / AAAsf	3.04 years	4.32 years
Class A-S Notes	$134,111,000	13.125%	NR / AAAsf	3.76 years	5.03 years
Class B Notes	$68,971,000	6.750%	NR / AA-sf	4.28 years	5.50 years
Class C Notes	$54,921,000	5.375%	NR / A-sf	4.43 years	5.50 years
Class D Notes	$34,486,000	3.375%	NR / BBBsf	4.50 years	5.50 years
Class E Notes	$17,881,000	1.750%	NR / BBB-sf	4.82 years	5.50 years
Class F Notes	$33,208,000	3.250%	NR / BB-sf	4.83 years	5.50 years
Class G Notes	$22,991,000	2.250%	NR / B-sf	4.83 years	5.50 years
Class H Notes	$75,357,515	7.375%	NR / NR	4.89 years	5.50 years

(1)	The initial weighted average life of each Class of Notes has been calculated assuming that there are no prepayments, defaults or delinquencies and certain other modeling assumptions. In addition, it is assumed that each commercial real estate loan pays off on its current maturity date without extension. There can be no assurances that such assumptions will be met.
(2)	The fully extended weighted average life of each Class of Notes has been calculated assuming that there are no prepayments, defaults or delinquencies and certain other modeling assumptions. In addition, it is assumed that each commercial real estate loan is fully extended to its maximum contracted extension term. There can be no assurances that such assumptions will be met.

The Notes will mature at par on the payment date in August 2042, unless redeemed or repaid prior thereto.

The Indenture allows for the exchange of all or a portion of certain classes of Notes for proportionate interests in one or more classes of certain other notes, as further explained under the heading “Exchangeable Notes” below.

The Offered Notes were placed pursuant to a Placement Agency Agreement, dated as of January 31, 2025, by and among the CLO Issuer, our Company, FS CREIT Finance Holdings LLC (the “Seller”), Goldman Sachs & Co. LLC (“Goldman Sachs”), Barclays Capital Inc. (“Barclays”), Natixis Securities Americas LLC (“Natixis”), Wells Fargo Securities, LLC (“Wells Fargo Securities”), BMO Capital Markets Corp. (“BMO Capital Markets”), Citigroup Global Markets Inc. (“Citigroup”), J.P. Morgan Securities LLC (“JPMS”) and M&T Securities, Inc. (together with Goldman Sachs, Barclays, Natixis, Wells Fargo Securities, BMO Capital Markets, Citigroup and JPMS, the “Placement Agents”). FS Rialto 2025-FL10 Holder, LLC, which is an indirect wholly-owned subsidiary of our Company and a direct wholly-owned subsidiary of Sub-REIT, acquired 100% of the Class F Notes, the Class G Notes and the Class H Notes issued on the CLO Closing Date.

The Offered Notes represent limited recourse obligations of the CLO Issuer payable solely from certain collateral interests acquired by the CLO Issuer on and after the CLO Closing Date and pledged under the Indenture. To the extent the collateral is insufficient to make payments in respect of the Offered Notes, none of the CLO Issuer, any of its affiliates or any other person will have any obligation to pay any further amounts in respect of the Offered Notes. The Class H Notes are not secured.

The Class H Notes have no stated interest rate. The holders of the Class H Notes will be entitled to receive, on each monthly payment date up to (but not including) the stated maturity date of such Notes (unless redeemed prior thereto), as distributions of principal and interest, any cash remaining after payment of all distributions with a more senior level of priority. In addition, upon any redemption of the Notes and upon the maturity of the Notes, the holders of the Class H Notes will be entitled to receive all net proceeds remaining after the sale of the collateral in accordance with the Indenture and cash, if any, remaining after payment of all specified amounts in accordance with the priority of payments.

The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

The proceeds from the issuance of the Notes on the CLO Closing Date, after payment of certain fees and expenses, were used to (i) purchase an initial portfolio of collateral interests, (ii) repay amounts owed in respect of certain pre-CLO Closing Date financings, including under certain repurchase facilities with affiliates of the Placement Agents, and (iii) undertake certain related activities.

The initial portfolio of collateral interests was purchased by the CLO Issuer from the Seller pursuant to a collateral interest purchase agreement (the “Collateral Interest Purchase Agreement”), dated as of February 19, 2025, by and among the CLO Issuer, the Seller, our Company and, solely with regard to certain tax covenants, Sub-REIT. Pursuant to the Collateral Interest Purchase Agreement, the Seller made certain representations and warranties to the CLO Issuer with respect to the collateral interests. In the event that a material breach of a representation or warranty or document defect with respect to any collateral interest exists, the Seller will have to either (a) correct or cure such breach of representation or warranty or document defect in all material respects, within 90 days (or as such time may be extended under the Collateral Interest Purchase Agreement) of discovery by the Seller or any party to the Indenture (to the extent such breach is capable of being corrected or cured), (b) make a cash payment to the CLO Issuer in an amount that the Special Servicer determines is sufficient to compensate the CLO Issuer or (c) repurchase such collateral interest at a repurchase price calculated as set forth in the Collateral Interest Purchase Agreement. The obligation of the Seller to repurchase a collateral interest in connection with a material breach of a representation or warranty or a document defect pursuant to the Collateral Interest Purchase Agreement has been guaranteed by our Company.

The Notes

Collateral

The Secured Notes will be secured by, among other things, (i) the commercial mortgage loans and participation interests in commercial mortgage loans acquired by the CLO Issuer on the CLO Closing Date and thereafter from time to time in accordance with the terms of the Indenture, (ii) the collection account, the participated loan collection account, the payment account, the custodial account and the related security entitlements and all income from the investment of funds in any of the foregoing at any time credited to any of the foregoing accounts, (iii) the eligible investments purchased from deposits in certain accounts, (iv) the CLO Issuer’s rights under certain agreements (including the Collateral Interest Purchase Agreement and the Servicing Agreement, each as defined herein), (v) all amounts delivered to the Note Administrator or its bailee (directly or through a securities intermediary), (vi) all other investment property, instruments and general intangibles in which the CLO Issuer has an interest, (vii) the CLO Issuer’s ownership interests in and rights in all permitted subsidiaries and (viii) all proceeds of the foregoing (collectively, the “Collateral”).

Maturity

The Notes will mature at par on the payment date in August 2042, unless redeemed or repaid prior thereto.

Interest Rate

For purposes of the below, “Benchmark” means the reference rate used to determine the rate at which interest will accrue on a Class of Notes, which (1) initially will be Term SOFR and (2) from and after the occurrence of a benchmark transition event with respect to a Benchmark and its related benchmark replacement date will be the applicable benchmark replacement.

Class A Notes. The Class A Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 1.385045% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in December 2030, 0.25%.

Class A-S Notes. The Class A-S Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 1.593011% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in December 2030, 0.25%.

Class B Notes. The Class B Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 1.846836% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in December 2030, 0.50%.

Class C Notes. The Class C Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 2.146410% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in December 2030, 0.50%.

Class D Notes. The Class D Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 2.695626% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in December 2030, 0.50%.

Class E Notes. The Class E Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 3.494476% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in December 2030, 0.50%.

Class F Notes. The Class F Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b) with respect to each payment date (and related interest accrual period), 4.500000%.

Class G Notes. The Class G Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b) with respect to each payment date (and related interest accrual period), 5.500000%.

Interest on the Secured Notes will be calculated based on the actual number of days in the related interest accrual period, assuming a 360-day year.

The failure to pay interest on the Class A Notes, the Class A-S Notes or the Class B Notes at any time or, if no Class A Notes, Class A-S Notes or Class B Notes are outstanding, on any other class of Notes at the time such class of Notes is the most senior class of Notes outstanding, will constitute an event of default under the Indenture (following any applicable grace period).

For so long as any class of Notes with a higher priority is outstanding, any interest due on the Class C Notes, the Class D Notes, the Class E Notes, the Class F Notes and the Class G Notes that is not paid as a result of the operation of the priority of payments on any payment date (any such interest, “Deferred Interest”) will be deferred, will not be considered “due and payable” and the failure to pay such Deferred Interest will not be an event of default under the Indenture. Any Deferred Interest will be added to the outstanding principal balance of such class of Notes.

Principal payments on each class of Notes will be paid in accordance with the priority of payments set forth in the Indenture.

Exchangeable Notes

The Indenture allows for the exchange of all or a portion of the Class F Notes and the Class G Notes, as follows: (i) the Class F Notes may be exchanged for proportionate interests in the Class F-E Notes and the Class F-X Notes and (ii) the Class G Notes may be exchanged for proportionate interests in the Class G-E Notes and the Class G-X Notes, in the manner set forth in the Indenture.

Subordination of the Notes

In general, payments of interest and principal on any class of Notes are subordinate to all payments of interest and principal on any class of Notes with a more senior priority. Generally, all payments on the Notes will be subordinate to certain payments required to be made in respect of any interest advances and certain other expenses.

Note Protection Tests

The Notes are subject to note protection tests (the “Note Protection Tests”), which will be used primarily to determine whether and to what extent interest received on the collateral interests may be used to make certain payments subordinate to interest and principal payments to the Offered Notes in the priority of payments set forth in the Indenture.

If either of the Note Protection Tests are not satisfied as of any determination date, then on the next payment date, interest proceeds will be used to redeem the Offered Notes in accordance with the priority of payments until such Note Protection Tests are satisfied.

The following chart specifies the minimum ratios required for each Note Protection Test to be satisfied for the Notes.

Note Protection Test	Ratio
Minimum Par Value	112.48%
Minimum Interest Coverage	120.00%

The par value ratio is, as of any measurement date, the number (expressed as a percentage) calculated by dividing (a) the net outstanding portfolio balance on such measurement date by (b) the sum of the aggregate outstanding amount of the Class A Notes, the Class A-S Notes, the Class B Notes, the Class C Notes, the Class D and the Class E Notes and the amount of any unreimbursed interest advances.

The interest coverage ratio is generally equal to the interest proceeds from the collateral portfolio divided by the interest payable on the Offered Notes.

Funded Companion Participation Acquisition Period

The CLO includes a 24-month period (unless all of the Notes are redeemed or an event of default occurs before such date) during which the CLO Issuer may acquire additional funded companion participation interests related to the collateral interests acquired by the CLO Issuer on the CLO Closing Date.

The Servicing Agreement

Except for certain non-serviced loans, the commercial real estate loans will be serviced by Wells Fargo Bank, National Association, as servicer (the “Servicer”), and Rialto Capital Advisors, LLC, as special servicer (the “Special Servicer”), pursuant to a servicing agreement (the “Servicing Agreement”), dated as of February 19, 2025, by and among the CLO Issuer, the Servicer, the Special Servicer, the Advancing Agent, the Trustee and the Note Administrator.

The Servicing Agreement requires each of the Servicer and the Special Servicer to diligently service and administer the commercial real estate loans (other than certain non-serviced loans) and any applicable mortgaged property acquired directly or indirectly by the Special Servicer for the benefit of the secured parties under the Indenture. In connection with their respective duties under the Servicing Agreement, the Servicer and the Special Servicer (or any replacement servicer or special servicer) are entitled to monthly servicing and special servicing fees, as described in the Servicing Agreement.

The CLO Issuer Will Generate “Excess Inclusion Income” under the “Taxable Mortgage Pool” Rules

The CLO Issuer likely is a “taxable mortgage pool” (“TMP”) under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). So long as the CLO Issuer is wholly-owned by Sub-REIT and Sub-REIT remains qualified as a real estate investment trust (“REIT”) under the Internal Revenue Code, the CLO Issuer is expected to be treated as a “qualified REIT subsidiary” that is generally treated as an entity disregarded as separate from Sub-REIT rather than as a fully taxable C corporation.

However, “excess inclusion income” (“EII”) attributable to a TMP, if distributed to the stockholders of a REIT, is taxable in all events to those stockholders regardless of the general tax characteristics of, and any tax attributes (such as net operating losses) otherwise available to, such stockholders. For example, EII would be unrelated business taxable income if it were distributed as dividends to our stockholders that are otherwise generally exempt from U.S. federal income tax. We do not intend to distribute EII to its stockholders, but to instead pay (or cause to be paid) corporate income tax on such EII as and when it arises. Although we do not expect that the amount of any such corporate income tax will be material, there are various uncertainties concerning the correct computation of EII, which are to be based on regulations that have not yet been issued. These uncertainties could increase the amount of EII taxable to us or Sub-REIT above the amount we anticipate, could result in a portion of the dividends distributed to stockholders being treated as EII, or both.

In addition, if the CLO Issuer ceased to be a “qualified REIT subsidiary”, that would, subject to certain exceptions, generally be an event of default under the Indenture. In order for the CLO Issuer to remain a “qualified REIT subsidiary” under the Internal Revenue Code, it must remain wholly-owned at all times by Sub-REIT or by another REIT. This generally will require Sub-REIT to retain not only all of the equity in the CLO Issuer, but also all of those classes of Notes as to which our counsel is unable to render an opinion that they will be treated as indebtedness for U.S. federal income tax purposes if they are sold to another party. Such restrictions on transfer will restrict the liquidity of the equity in the CLO Issuer and of the Class F Notes, the Class G Notes and the Class H Notes (and any other retained or repurchased Notes, if applicable), and indirectly the assets that secure the Notes, and could prevent us and Sub-REIT from transferring all or part of those positions in circumstances in which it would otherwise do so.

Share Reallocation

We are offering on a continuous basis up to $2,750,000,000 in shares of common stock, consisting of up to $2,500,000,000 in shares in our primary offering and up to $250,000,000 in shares pursuant to our distribution reinvestment plan. In accordance with the terms of our current public offering, we may reallocate shares between the primary offering and the distribution reinvestment plan. Accordingly, effective as of April 1, 2025, $100,000,000 in unissued shares will be reallocated from our primary offering to our distribution reinvestment plan, and as a result, effective April 1, 20205 we will offer up to $2,400,000,000 in shares in our primary offering and up to $350,000,000 in shares pursuant to our distribution reinvestment plan.

Class I RSU Agreement

On March 11, 2025, we entered into an amendment to the Class I Restricted Stock Unit Agreement with the Adviser and Rialto, and a Class I Restricted Stock Unit Agreement for outstanding awards with the Adviser and Rialto (together, the “Class I RSU Agreement”). The administrative fee paid to the Adviser is paid in the form of restricted stock units (“RSUs”) that, upon vesting, convert on a 1-to-1 basis into Class I shares of common stock. The Class I RSU Agreement now provides that (i) RSUs granted after March 31, 2025 will vest ratably over four years starting after the second anniversary of the grant date and (ii) previously issued and outstanding RSUs are eligible to vest proportionally on the first calendar day of the month following the anniversary of the applicable grant date in each of 2026, 2027, 2028 and 2029, as provided below:

Grant Year	2026	2027	2028	2029
2022	1/2	1/2	-	-
2023	1/3	1/3	1/3	-
2024	1/4	1/4	1/4	1/4

Valuation Guidelines

On March 11, 2025, we amended our valuation guidelines pursuant to which our Adviser calculates our NAV and NAV per share to, among other things, clarify certain valuation terms related to the Class I RSUs and update the procedures related to the valuation methods for real properties.

Management Changes

Effective April 1, 2025, our board of directors appointed Brian Gold to serve as our chief financial officer. Mr. Gold replaces Edward T. Gallivan, Jr. who had served in such role since October 2024. Mr. Gallivan remains employed at FS Investments and will continue to serve in other positions with FS Investments and its affiliates.

The following disclosure is added to, and all references to Mr. Gallivan are removed from, the section of the Prospectus entitled “Management—Board of Directors and Executive Officers—Directors and Executive Officers” and all other similar disclosure in the Prospectus.

NAME	AGE*	POSITION HELD
Brian Gold	42	Chief Financial Officer

* As of March 17, 2025.

Brian Gold has served as our chief financial officer since April 2025. Prior to joining FS Investments in April 2025, Mr. Gold served as a member of the real estate investment trust team of BrightSpire Capital, where he served as Managing Director from March 2023 to July 2024 and as Senior Vice President from June 2019 to March 2023. During his time at BrightSpire Capital, Mr. Gold led the finance and accounting team responsible for managing a diversified portfolio of commercial real estate senior mortgage loans, mezzanine loans, preferred equity, debt securities, real estate owned and net leased properties. Prior to joining BrightSpire Capital, Mr. Gold served as Vice President of Finance at Goldman Sachs from July 2015 to May 2019. In this role, was a senior member of the financial reporting team responsible for the firm’s quarterly and annual SEC filings, alternative investment portfolios, and compliance with accounting guidance. Prior to his time with Goldman Sachs, Mr. Gold spent five years with Morgan Stanley in the Finance Division, where he managed the preparation of significant disclosures under US GAAP and regulatory filings to the Federal Reserve. Mr. Gold began his career at KPMG in the Audit group. Mr. Gold received a B.S. in Accounting from Long Island University and is an active certified public accountant.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As described above, on April 1, 2025, we are reallocating shares from our primary offering to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 57,843,089 shares of our common stock (consisting of 27,663,033 Class S shares, 27,760,879 Class I shares, 274,516 Class T shares, 283,853 Class D shares, and 1,860,809 Class M shares) in the primary offering for total proceeds of $1,431.25 billion and (ii) 9,357,687 shares of our common stock (consisting of 4,889,304 Class S shares, 4,093,951 Class I shares, 78,357 Class T shares, 34,748 Class D shares, and 261,328 Class M shares) pursuant to our distribution reinvestment plan for a total value of $231.09 million.